     As filed with the Securities and Exchange Commission on June 20, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (D) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1933

                               ----------------

                                ONDISPLAY, INC.
                           (Name of Subject Company)

                                ONDISPLAY, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   68232L100
                     (CUSIP Number of Class of Securities)

                            12667 Alcosta Boulevard
                                   Suite 300
                              San Ramon, CA 94583
                                 (925) 355-3200
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                                   Mark Pine
                      Chairman and Chief Executive Officer
                                OnDisplay, Inc.
                            12667 Alcosta Boulevard
                                   Suite 300
                              San Ramon, CA 94583
                                 (925) 355-3200
(Name, Address and telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:
        Michael J. Kennedy, Esq.                 Bruce K. Dallas, Esq.
         Robert T. Ishii, Esq.                  David W. Ferguson, Esq.
         George F. Parker, Esq.                  Davis Polk & Wardwell
    Wilson Sonsini Goodrich & Rosati              1600 El Camino Real
        Professional Corporation                  Menlo Park, CA 94025
        One Market, Spear Tower                      (650) 752-2000
        San Francisco, CA 94105
             (415) 947-2000

                               ----------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 1 ("Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on June 2, 2000, by OnDisplay, Inc., a Delaware corporation (the "Company"), relating to the offer by Vignette Corporation, a Delaware corporation ("Vignette"), through its wholly-owned subsidiary, Wheels Acquisition Corp., a Delaware corporation, to exchange each outstanding share of common stock, par value $0.001 per share of the Company, for 1.58 shares of common stock, par value $0.01 per share, of Vignette upon the terms and subject to the conditions set forth in the tender offer statement on Schedule TO, dated June 2, 2000, as amended (the "Schedule TO"), and in the related Letter of Transmittal. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM. 4. THE SOLICITATION OR RECOMMENDATION

(b) BACKGROUND; REASONS FOR THE ONDISPLAY BOARD'S RECOMMENDATION; OPINION OF FLEETBOSTON ROBERTSON STEPHENS INC.

   The Background section is amended and restated to read in its entirety as follows:

BACKGROUND

   OnDisplay is regularly involved in the review of private and public companies with which it may form strategic partnerships to further its objectives in the Internet commerce market.

   On April 15, 1999, OnDisplay and Vignette entered into an agreement pursuant to which the parties agreed to participate in certain future cooperative marketing activities. During the term of this agreement, OnDisplay and Vignette have pursued joint sales opportunities, participated in joint marketing events, and have characterized the other as partner on their respective websites.

   On November 2, 1999, OnDisplay and Vignette entered into an agreement, pursuant to which OnDisplay licensed CenterStage Agent Engine and CenterStage Builder to Vignette to sublicense, market and distribute such software and to allow Vignette's distributors, resellers and agents to use, sublicense, market and distribute such software.

   On February 24, 2000, Gregory A. Peters, Chairman, President and Chief Executive Officer of Vignette and Mark Pine, Chairman and Chief Executive Officer of OnDisplay met at Vignette headquarters in Austin, Texas to discuss the existing relationship between the two companies.

   On March 15, 2000, representatives of Vignette's and OnDisplay's engineering and product strategy teams met at OnDisplay headquarters in San Ramon, California, to further understand the other's products and technologies.

   On March 16, 2000, Santi Pierini, Vice President of Product Marketing for OnDisplay met with Erik Josowitz, Vice President of Product Strategy for Vignette, at Vignette headquarters in Austin, Texas to continue the discussions from the previous day. Mr. Pierini updated Mr. Josowitz on various business and strategic initiatives at OnDisplay and discussed the status of several products.

   On March 23, 2000, Mr. Peters called Mr. Pine to request a meeting at OnDisplay headquarters in San Ramon, California to discuss means of further developing the relationship between the companies.

   On March 26, 2000, Mr. Pine and Mr. Peters met with Venkat Mohan, OnDisplay's President and Chief Operating Officer, David Petroni, OnDisplay's Vice President of Corporate Development, William Daniel, Vignette's Senior Vice President of Products and Charles Sansbury, Vignette's Senior Vice President of Corporate Development. Both companies presented each other with a strategic overview and discussed opportunities to deepen the relationship, including a potential business combination.

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   On April 24, 2000, Mr. Sansbury telephoned Mr. Petroni informing him that
Vignette would like to continue discussions of a possible business combination.

   On May 2, 2000, Mr. Petroni and Olivier Sermet, Senior Vice President, Worldwide Field Operations of OnDisplay, met with Mr. Sansbury, Joel Katz, Chief Financial Officer of Vignette, David Brodsky, Vice President of Finance of Vignette and Cathy Turco, Manager of Corporate Development of Vignette in Austin, Texas to discuss a potential business combination. At that meeting, the companies signed a mutual confidentiality agreement and reviewed public and non-public financial and operational information about each other.

   On May 3, 2000, management of the two companies and their respective financial and legal advisors initiated their due diligence review, which continued through the execution of the merger agreement.

   On May 9, 2000, management of the two companies began to discuss the general parameters of a possible business combination, but no agreements were reached.

   On May 10, 2000, OnDisplay engaged FleetBoston Robertson Stephens Inc. ("Robertson Stephens") to provide financial advisory services to OnDisplay in connection with the potential business combination with Vignette.

   On May 13, 2000, Mr. Sansbury and Mr. Petroni discussed the legal and structural parameters of a potential business combination.

   On May 14, 2000, Mr. Sansbury, Mr. Petroni and their respective legal advisors discussed in detail a potential business combination including the legal structure of the combination, the form of consideration, the parties' due diligence requirements, the timing of the process and the provisions for terminating the potential business combination.

   On May 14, 2000, Mr. Peters and Mr. Pine commenced detailed negotiations of the calculation of the exchange ratio. They discussed, among other factors, each individual company's contribution to the combined entity based on historical revenue, employees, and expectation of revenue for 2000 based on publicly available research. No final agreement was reached at the time.

   On May 16, 2000, the OnDisplay board of directors held a telephonic meeting to discuss the potential business combination. At the outset of the meeting, John Mandile, a managing director of Sigma Partners and a member of the board of directors of OnDisplay was excused from any discussions on the matter, due to the fact that another managing director of Sigma Partners is a member of the board of directors of Vignette. The management of OnDisplay explained the background of the relationship, and the status of the negotiations. At this meeting, representatives of Wilson Sonsini Goodrich & Rosati reviewed the responsibilities of the board of directors in considering the proposed transaction. The board of directors discussed the strategic rationale for a proposed business combination. The board of directors authorized management to continue the negotiations with Vignette.

   On May 16, 2000, the management of the two companies and their respective financial and legal advisors commenced negotiations of the definitive merger agreement and its material terms, including structuring the transaction as an exchange offer followed by a merger, the exchange ratio, conditions to the offer, obligations of OnDisplay and its officers and directors to not solicit or support competing proposals, termination fees and changes in OnDisplay employee benefit arrangements in connection with the transaction. They also continued their due diligence review.

   On May 17, 2000, representatives of Vignette and OnDisplay and their respective financial advisors met to discuss the businesses, financial conditions and organizations of the two companies. Negotiations over the merger agreement continued over the next few days, including with respect to the exchange ratio and other material terms.


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   On May 20, 2000, the OnDisplay board of directors held a telephonic board meeting to discuss with their advisors and management the possible exchange offer and merger with Vignette. The OnDisplay management team briefed the board on the strategic rationale for a business combination, diligence items, and the current status of the negotiations and reviewed the terms of the proposed transaction. At this meeting, representatives of Wilson Sonsini Goodrich & Rosati again reviewed the responsibilities of the board of directors in considering the proposed transaction. Representatives of Robertson Stephens reviewed the financial aspects of the proposed transaction.

   On May 21, 2000, the OnDisplay board of directors held a telephonic board meeting with their advisors and management, and discussed the terms and conditions of the exchange offer and merger, including the exchange ratio, as set forth in the merger agreement and other transaction documents. At this meeting, Robertson Stephens delivered its oral opinion, which was subsequently confirmed in writing, that the terms of the proposed transaction are fair from a financial point of view to the stockholders of OnDisplay. The OnDisplay board of directors, excluding Mr. Mandile, unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger. On the same day, the Vignette board of directors held a telephonic board meeting with their advisors and management, and discussed the terms and conditions of the exchange offer and merger, including the exchange ratio, as set forth in the merger agreement and other transaction documents. The Vignette board of directors unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger.

   The merger agreement and related documents were executed late that evening.

   On May 22, 2000, prior to the opening of the Nasdaq National Market, Vignette and OnDisplay jointly announced the execution of the merger agreement.

   On June 2, 2000, Wheels Acquisition Corp. commenced the Offer.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 20, 2000

                                          OnDisplay, Inc.

                                          By:      /s/ Mark Pine
                                             ----------------------------------
                                          Name:  Mark Pine
                                          Title:   Chairman and Chief
                                           Executive Officer

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